P.E. 2/1/02

U.S.E.C.

FEB 6 - 2002

1F 1086

# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Z-

Securities Exchange Act of 1934



02013557

For the month of February 2002

1— HOLMES FINANCING (No 5) PLC
2— HOLMES FUNDING LIMITED -01
3 -HOLMES TRUSTEES LIMITED -02

(Translation of registrant's name into English)

BEST. AVAILABLE COPY

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

PROCESSED

FEB 1 5 2002

THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ... X ... Form 40-F .......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ........ No ... X ...

Holmes Financing (No. 5) PLC
Profit & Loss Account
Period ended 15 January 2002

| | This Quarter £'000 | Prior Quarter £'000 |
|---|---|---|
| Interest receivable - Inter-company loan | 19,853 | - |
| Interest receivable - Cash deposits | - | - |
| | 19,853 | - |
| Interest payable - Notes | (19,853) | - |
| Interest payable | | |
| | (19,853) | - |
| Net operating income | - | - |
| Other income | 38 | - |
| Operating expenses | (38) | - |
| Profit on ordinary activities before taxation | - | - |
| Taxation | - | - |
| Profit on ordinary activities after taxation | - | - |
| Dividend | - | - |
| Retained profit brought forward | - | - |
| Retained profit carried forward | - | - |

**Holmes Financing (No. 5) PLC**
**Balance Sheet**
**Period ended 15 January 2002**

|  |  | £'000 |
|---|---:|---:|
| **Fixed asset investments** |  |  |
| Loans to Funding |  | 2,479,000 |
|  |  |  |
| **Current assets** |  |  |
| Cash at bank | 13 |  |
|  | 13 |  |
|  |  |  |
| **Creditors: Amounts falling due within one year** |  |  |
| Taxation | - |  |
|  | - |  |
|  |  |  |
| Net current assets |  | 13 |
|  |  |  |
| Total assets less current liabilities |  | 2,479,013 |
|  |  |  |
| **Creditors: Amounts falling due after more than one year** |  |  |
| Amounts due to noteholders |  | (2,479,000) |
|  |  |  |
| Net assets |  | 13 |
|  |  |  |
| **Capital and reserves** |  |  |
| Share capital |  | 13 |
| Reserves |  | - |
|  |  | 13 |

Holmes Financing (No. 5) PLC
Notes Outstanding
Period ended 15 January 2002

| | Series 1 Class A | Series 2 Class A1 | Series 2 Class A2 | Series 3 Class A1 | Series 3 Class A2 |
|---|---|---|---|---|---|
| Moody's current rating | P-1 | Aaa | Aaa | aaa | Aaa |
| S&P current rating | A-1+ | AAA | aaA | AAA | AAA |
| Fitch Ratings current rating | F1+ | AAA | AAA | AAA | AAA |

| | Series 1 Class B | | Series 2 Class B | | Series 3 Class B |
|---|---|---|---|---|---|
| Moody's current rating | Aa3 | | Aa3 | | Aa3 |
| S&P current rating | AA | | AA | | AA |
| Fitch Ratings current rating | AA | | AA | | AA |

| | Series 1 Class C | | Series 2 Class C | | Series 3 Class C |
|---|---|---|---|---|---|
| Moody's current rating | Baa2 | | Baa2 | | Baa2 |
| S&P current rating | BBB | | BBB | | BBB |
| Fitch Ratings current rating | BBB | | BBB | | BBB |

| | Series 1 Class A | Series 2 Class A1 | Series 2 Class A2 | Series 3 Class A1 | Series 3 Class A2 |
|---|---|---|---|---|---|
| | $ | $ | CHF | € | £ |
| Initial note balance | 1,000,000,000 | 750,000,000 | 600,000,000 | 600,000,000 | 500,000,000 |
| Previous quarter's note principal | 1,000,000,000 | 750,000,000 | 400,000,000 | 600,000,000 | 500,000,000 |
| Note redemptions | - | - | - | - | - |
| Outstanding note principal | 1,000,000,000 | 750,000,000 | 400,000,000 | 600,000,000 | 500,000,000 |

| | Series 1 Class B | | Series 2 Class B | | Series 3 Class B |
|---|---|---|---|---|---|
| | $ | | £ | | € |
| Initial note balance | 35,000,000 | | 35,000,000 | | 53,000,000 |
| Previous quarter's note principal | 35,000,000 | | 35,000,000 | | 53,000,000 |
| Note redemptions | - | | - | | - |
| Outstanding note principal | 35,000,000 | | 35,000,000 | | 53,000,000 |

| | Series 1 Class C | | Series 2 Class C | | Series 3 Class C |
|---|---|---|---|---|---|
| | $ | | $ | | € |
| Initial note balance | 52,000,000 | | 52,000,000 | | 76,000,000 |
| Previous quarter's note principal | 52,000,000 | | 52,000,000 | | 76,000,000 |
| Note redemptions | - | | - | | - |
| Outstanding note principal | 52,000,000 | | 52,000,000 | | 76,000,000 |

| | Series 1 Class A | Series 2 Class A1 | Series 2 Class A2 | Series 3 Class A1 | Series 3 Class A2 |
|---|---|---|---|---|---|
| Note interest margins | 1 | 20 | N/A | N/A | 23 |
| Step up dates | 16/11/2006 | 16/11/2006 | 16/11/2006 | 16/11/2006 | 16/11/2006 |
| Step up margins | N/A | N/A | 22 | 42 | 46 |

| | Series 1 Class B | | Series 2 Class B | | Series 3 Class B |
|---|---|---|---|---|---|
| Note interest margins | 35 | | 43 | | 40 |
| Step up dates | 16/11/2006 | | 16/11/2006 | | 16/11/2006 |
| Step up margins | 70 | | 86 | | 90 |

| | Series 1 Class C | | Series 2 Class C | | Series 3 Class C |
|---|---|---|---|---|---|
| Note interest margins | 135 | | 145 | | 147 |
| Step up dates | 16/11/2006 | | 16/11/2006 | | 16/11/2006 |
| Step up margins | 235 | | 245 | | 247 |

| | |
|---|---|
| Interest payment cycle | Quarterly |
| Interest payment date | 15th or next business day |
| Next interest payment date | 15/01/2002 |

| | | |
|---|---|---|
| Liquidity facility limit | £ | 45,000,000 |
| Liquidity facility drawn | | Nil |
| Liquidity facility available | £ | 45,000,000 |

**Holmes Trustees Limited**
**Profit & Loss Account**
**Period ended 15 January 2002**

|  | This Quarter £'000 | Prior Quarter £'000 |
|---|---:|---:|
| Interest receivable - Mortgages | 248,855 | 179,789 |
| Interest receivable - Cash Deposits | 2,554 | 2,380 |
|  | 251,409 | 182,169 |
| Interest payable - Mortgages | (248,855) | (179,789) |
| Interest payable - Cash Deposits | (2,554) | (2,380) |
|  | (251,409) | (182,169) |
| Net operating income | - | - |
| Fees receivable | 2,022 | 1,630 |
| Fees payable | (2,022) | (1,630) |
| Operating expenses | (3,146) | (2,697) |
| Provision charges | (2,278) | (83) |
| Other income | 5,424 | 2,780 |
| Profit on ordinary activities before taxation | - | - |
| Taxation | - | - |
| Profit on ordinary activities after taxation | - | - |
| Dividend | - | - |
| Retained profit brought forward | - | - |
| Retained profit carried forward | - | - |

042

Holmes Trustees Limited
Balance Sheet
Period ended 15 January 2002

|  |  | £'000 |
|---|---:|---:|
| **Fixed asset investments** |  |  |
| Mortgage loans secured on residential property |  | 17,863,753 |
|  |  |  |
| **Current assets** |  |  |
| Bank interest receivable | 459 |  |
| Cash at bank | 144,110 |  |
| Other debtors | - |  |
|  | 144,569 |  |
|  |  |  |
| **Creditors: Amounts falling due within one year** |  |  |
| Amounts due to Seller | (137,389) |  |
| Amounts due to Funding | (7,165) |  |
| Sundry creditors | (15) |  |
|  | (144,569) |  |
|  |  |  |
| Net current assets |  | - |
|  |  |  |
| Total assets less current liabilities |  | 17,863,753 |
|  |  |  |
| **Creditors: Amounts falling after more than one year** |  |  |
| Seller share of mortgage loans |  | (5,893,763) |
| Funding share of mortgage loans |  | (11,969,990) |
|  |  |  |
| Net assets |  | - |
|  |  |  |
| **Capital and reserves** |  |  |
| Share capital (£2) |  | - |
| Reserves |  | - |

**Holmes Funding Limited**
**Profit & Loss Account**
**Period ended 15 January 2002**

| | This Quarter £'000 | Prior Quarter £'000 |
|---|---|---|
| Interest receivable - Mortgages | 155,270 | 138,785 |
| Interest receivable - Cash Deposits | 2,123 | 2,237 |
| | 157,393 | 141,022 |
| Interest payable - Inter-company loans | (134,365) | (132,453) |
| Interest payable - Start up loans | (776) | (732) |
| | (135,141) | (133,185) |
| Net operating income | 22,252 | 7,837 |
| Other Income | 3,220 | 3,180 |
| Operating expenses | (5,985) | (4,740) |
| Deferred consideration | (20,134) | (6,974) |
| Profit/(loss) on ordinary activities before taxation | (647) | (697) |
| Taxation | (5) | (4) |
| Profit/(loss) on ordinary activities after taxation | (652) | (701) |
| Dividend | · | · |
| Retained profit/(loss) brought forward | (2,225) | (1,524) |
| Retained profit/(loss) carried forward | (2,877) | (2,225) |

☑044

**Holmes Funding Limited**
**Balance Sheet**
**Period ended 15 January 2002**

|  |  | £'000 |
|---|---:|---:|
| **Fixed asset Investments** |  |  |
| Beneficial interest in Trust mortgage portfolio |  | 11,969,990 |
|  |  |  |
| **Current assets** |  |  |
| Amounts owed by Trustee | 7,165 |  |
| Deferred expenditure (costs of securing) | 27,157 |  |
| Cash at bank: |  |  |
| Reserve funding | 129,075 |  |
| Transaction account | 696 |  |
| Funding GIC account | 19,437 |  |
|  | 183,530 |  |
|  |  |  |
| **Creditors: Amounts falling due within one year** |  |  |
| Deferred consideration creditor | 72,641 |  |
| Interest payable accrual | 2,966 |  |
| Sundry creditors | 905 |  |
| Taxation | 19 |  |
|  | 76,531 |  |
|  |  |  |
| Net current assets |  | 106,999 |
|  |  |  |
| Total assets less current liabilities |  | 12,076,989 |
|  |  |  |
| **Creditors: Amounts falling due after more than one year** |  |  |
| Inter-company loans |  | (12,023,516) |
| Start up loans |  | (56,350) |
|  |  |  |
| Net assets |  | (2,877) |
|  |  |  |
| **Capital and reserves** |  |  |
| Share capital (£2) |  |  |
| Reserves |  | (2,877) |
|  |  | (2,877) |

@045

Holmes Funding Limited
First Issuer Notes to Balance Sheet
Period ended 15 January 2002

|  | £'000 | £'000 |
|---|---|---|
| Balance on cash accumulation ledger | Nil | |
|  | | |
| **Available credit enhancement** | | |
|  | | |
| Reserve fund at closing | 13,500 | |
|  | | |
| Initial closing reserve funds | 127,076 | |
| Drawings to make bullet repayment | - | |
| Other drawings | - | |
| Transfers from revenue receipts | 1,999 | |
| Closing reserve balance | 129,075 | |
|  | | |
| Target reserve funds | 185,000 | |

|  | AAA | BBB |
|---|---|---|
| **Principal deficiency ledger** | | |
|  | | |
| Opening PDL balance | Nil | Nil |
| Losses this quarter | - | - |
| PDL top up from revenue income | - | - |
| Closing PDL balance | Nil | Nil |

|  | £'000 |
|---|---|
| **Start up loan outstanding** | |
|  | |
| Initial balance | 26,250 |
|  | |
| Initial closing outstanding | 13,000 |
| Second start up loan | 13,250 |
| Third start up loan | 17,500 |
| Fourth start up loan | 7,500 |
| Fifth start up loan | 5,100 |
| Accrued interest | - |
| Repayments made | - |
| Closing balance | 56,350 |
|  | |
| **Liquidity facility** | |
|  | |
| Liquidity facility limit | 25,000 |
| Liquidity facility drawn | - |
| Liquidity facility available | 25,000 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated 6ᵗʰ February, 2002

By _____

P J Lott (Authorised Signatory)